Exhibit 23.2

CONSENT OF UHY MANN FRANKFORT STEIN & LIPP CPAs, LLP
INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-132577) of the Hydraulic Well Control Business of Oil States International, Inc. of our report dated August 15, 2006, with respect to the combined balance sheet of the Hydraulic Well Control Business of Oil States International, Inc. as of December 31, 2005, and the related combined statements of operations, stockholder’s equity, and cash flows for the year then ended, included in the Company’s Current Report on Form 8-K expected to be filed with the Securities and Exchange Commission on October 3, 2006. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
October 2, 2006